Exhibit 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
ALLEGHENY ENERGY, INC.
(Dollar Amounts in Thousands)

	Three Months	Twelve Months ended December 31,
	Ended
	31-Mar-02	2001		2000		1999		1998		1997

Earnings:
Net income	$104,233 (1)	$456,297	(2)	$318,692	(4)	$292,572	(4)	$272,259	(4)	$290,576	(6)
Plus: Fixed charges (see below)	77,137	299,278		242,307		205,521		203,023		209,574
Income taxes	59,416	248,219	(3)	187,424	(5)	166,915	(5)	168,702	(5)	177,716
Amortization of capitalized interest	99	243		116		37		4		-
Less: Capitalized interest	(3,939)	(9,417)		(5,149)		(2,219)		(828)		-
Preferred dividends	(1,259)	(5,037)		(5,040)		(7,183)		(9,251)		(9,280)
Income from unconsolidated equity investees	(1,022)	(1,035)		(2,263)		1,028		(31)		(10)

Total Earnings	$234,665 (1)	$988,548	(2)	$736,087	(4)	$656,671	(4)	$633,878	(4)	$668,576	(6)

Fixed Charges:
Interest on long-term debt	$63,333	$213,280		$172,703		$155,198		$161,057		$173,568
Other interest	7,777	70,002		56,621		31,612		19,395		14,409
Preference security dividend requirements of consolidated subsidiaries	1,972	7,742		7,993		11,090		14,695		14,658
Estimated interest component of rentals	4,055	8,254		4,990		7,621		7,876		6,939

Total Fixed Charges	$77,137	$299,278		$242,307		$205,521		$203,023		$209,574

Ratio of Earnings to Fixed Charges	3.04	3.30		3.04		3.20		3.12		3.19

(1)   Excludes minority interest and preferred dividends.
(2)   Excludes minority interest, preferred dividends and the cumulative effect of an accounting change.
(3)   Excludes the cumulative effect of an accounting change.
(4)   Excludes preferred dividends and the effect of the extraordinary charge.
(5)   Excludes the effect of the extraordinary charge.
(6)   Excludes preferred dividends.